Exhibit 2.2

Press Release

Available for Immediate Publication: May 14, 2015

FNB Bancorp to acquire America California Bank

Source:FNB Bancorp (CA) (OTCQB:FNBG)

South San Francisco, California

Website: www.fnbnorcal.com

FNB Bancorp Contacts:	America California Bank Contact:
Tom McGraw, Chief Executive Officer (650) 875-4864	Charles Wang, Chairman and
Dave Curtis, Chief Financial Officer (650) 875-4862	Chief Executive Officer (415) 986-5678

FNB Bancorp (OTCQB:FNBG), parent company of First National Bank of Northern California, and America California Bank (OTCPink:ACAL), today jointly announced their signing of an Agreement and Plan of Reorganization and Merger whereby FNB Bancorp will acquire America California Bank (“ACB”) in an all-cash transaction. Under the terms of the agreement, the holders of ACB common stock and preferred stock will receive cash in the amount of $10.60 per share, or approximately $21,510,000. The transaction has been unanimously approved by the FNB Bancorp Board of Directors and the ACB Board of Directors and is expected to close during the third quarter of 2015, subject to the receipt of all required regulatory approvals and the satisfaction of other customary closing conditions, including the approval of ACB shareholders.

Each member of the ACB Board of Directors has agreed to vote all of his shares of ACB stock in favor of the transaction and to recommend that all other ACB shareholders also vote in favor of the transaction at a special meeting to be convened for that purpose. Certain other ACB shareholders and their related interests are expected to vote in favor of the transaction pursuant to the informal commitments they have provided to the ACB Board of Directors.

FNB Bancorp expects the transaction to contribute approximately $1.9 million, net of tax, during the 2016 calendar year on an asset base of approximately $134 million. One-time expenses related to this transaction are expected to be approximately $2 million, net of tax. The estimated acquisition expenses will be recorded by FNB Bancorp and First National Bank of Northern California when the transaction closes. Net loans of America California Bank as of December 31, 2014 were approximately $92 million. Total deposits as of December 31, 2014 were approximately $99 million.

“We are proud to be able to bring together the resources, talents, customers, and service cultures of America California Bank with First National Bank of Northern California. America California Bank and First National Bank of Northern California are both long standing, local banks that understand their communities, their customer needs and have developed products and services to be able to meet those needs for over four decades. The uniting of America California Bank with First National Bank of Northern California will complement the organic expansion of our branch system that is already underway”, stated Tom McGraw, CEO of FNB Bancorp and First National Bank of Northern California.

Charles Wang, Chairman and Chief Executive Officer of America California Bank, stated, “America California Bank has built a culture of providing quality customer service to our customers. Our knowledgeable, experienced local bankers know the local marketplace well and spend the time necessary to get to know the financial needs of our customers and design products and services to meet those needs. We are excited about the opportunity to join forces with First National Bank of Northern California, for they are committed to a similar customer service emphasis. Together, our combined banks will have the talent and the resources to provide our customers with what they need, when they need it.”

America California Bank was advised in this transaction by FIG Partners, LLC, as financial advisor, and Sheppard, Mullin, Richter & Hampton, LLP, as legal counsel. FNB Bancorp and First National Bank of Northern California were advised by Western Financial Corporation, as financial advisor, and Dodd Mason George LLP, as legal counsel.

About FNB Bancorp and First National Bank of Northern California:

First National Bank of Northern California is based in South San Francisco, California and offers a full range of commercial banking and consumer products and services through 12 branch offices in San Mateo and San Francisco counties and a loan production office in Sunnyvale, California. First National Bank of Northern California is the wholly owned subsidiary of FNB Bancorp.

FNB Bancorp common stock is traded in the over the counter market under the symbol “FNBG.” FNB Bancorp is subject to the annual, quarterly and other periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Act”), and a copy of the Agreement and Plan of Reorganization and Merger will be filed with the Securities and Exchange Commission at www.sec.gov on a Form 8-K Current Report. For additional information about the proposed transaction, reference should be made to that Form 8-K, as well as other information regarding FNB Bancorp, its business and the status of the proposed transaction as reported by FNB Bancorp from time to time in other filings with the SEC. America California Bank is not subject to the reporting requirements of the Act.

About America California Bank:

America California Bank was established as a California state-chartered bank in 1972 and provides commercial and consumer banking products and services from its headquarters at 417 Montgomery Street in downtown San Francisco. America California Bank common stock is traded in the over the counter market under the symbol “ACAL.”

Additional Information:

Additional information regarding FNB Bancorp and First National Bank of Northern California and its business may be obtained at the company website, www.FNBnorcal.com.

Additional information regarding America California Bank and its business may be obtained at the company website, www.ACBank.com

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Cautionary Statement: This release contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those stated herein. Management’s assumptions and projections are based on their anticipation of future events and actual performance may differ materially from those projected. Risks and uncertainties which could impact future financial performance include, among others, (a) competitive pressures in the banking industry; (b) changes in the interest rate environment; (c) general economic conditions, either nationally or regionally or locally, including fluctuations in real estate values; (d) changes in the regulatory environment; (e) changes in business conditions or the securities markets and inflation; (f) water shortages in the State of California, and (g) the effects of terrorism, including the events of September 11, 2001, and thereafter, and the conduct of war on terrorism by the United States and its allies. Therefore, the information set forth herein, together with other information contained in the periodic reports filed by FNB Bancorp with the Securities and Exchange Commission, should be carefully considered when evaluating its business prospects. The information set forth herein, together with other information and risk factors contained in the periodic reports filed with the SEC by FNB Bancorp, should be carefully considered when evaluating its business prospects. In addition to the risk factors previously disclosed in reports filed with the SEC by FNB Bancorp, there are additional risks and uncertainties associated with the proposed acquisition which include, but are not limited to: the possibility that any of the anticipated benefits of the acquisition will not be realized or will not be realized within the expected time period; the risk that integration of America California Bank operations with those of First National Bank Northern California will be materially delayed or will be more costly or difficult than expected; the inability to complete the merger due to the failure of America California Bank shareholders to approve the acquisition or the failure to satisfy other conditions to completion of the acquisition, including receipt of required regulatory and other approvals; the effect of the announcement of the acquisition on customer relationships and operating results; and the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events. FNB Bancorp and America California Bank undertake no obligation to update any forward-looking statements contained in this release, except as required by law.